United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Eidos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

28249H104

(CUSIP Number)

Brian Stephenson

BridgeBio Pharma LLC

421 Kipling Street,

Palo Alto, CA 94301

(650) 391-9740

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28249H104	13D	Page 2 of 4 pages

1	Names of Reporting Persons BridgeBio Pharma LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 22,589,300
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,589,300
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,589,300
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 28249H104	13D	Page 3 of 4 pages

EXPLANATORY NOTE

This statement constitutes Amendment No. 3 to the Schedule 13D (as amended, the “Schedule 13D”) filed by BridgeBio Pharma LLC (the “Reporting Person”) relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Eidos Therapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 101 Montgomery Street, San Francisco, California 94104. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented by the addition of the following:

In December 2018, the Reporting Person purchased 37,989 shares of Common Stock at a weighted average price of $13.29 per share, and 2,664 shares of Common Stock at a weighted average price of $13.96 per share in open market transactions. The Reporting Person obtained the funds to purchase the shares of Common Stock through capital contributions from its members.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended by restating the items disclosed under (a) – (b) thereof as follows:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 36,747,182 shares of Common Stock outstanding as of November 3, 2018.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
BridgeBio Pharma LLC	22,589,300	61.5%	22,589,300	0	22,589,300	0

The Reporting Person is the record holder of 22,589,300 shares of Common Stock.

CUSIP No. 28249H104	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2018

BridgeBio Pharma LLC

	By:	/s/ Neil Kumar
	Name:	Neil Kumar
	Title:	Chief Executive Officer